UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission file number: 001-39087

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Youdao, Inc.

(Exact Name of Registrant as Specified in Its Charter)

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No. 399, Wangshang Road, Binjiang District
Hangzhou 310051, People’s Republic of China
+86 0571-8985-2163

(Address of Principal Executive Offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F  ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release
99.2	Notice of Annual General Meeting

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Youdao, Inc.

Date:	November 20, 2025	By:	/s/ Feng Zhou
			Name:	Feng Zhou
			Title:	Chief Executive Officer, Director